

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Richard Mills
Chief Executive Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 100
Louisville, KY 40223

> **Re: Creative Realities, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 21, 2018**
> **File No. 333-225876**

Dear Mr. Mills:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

1.   Please clarify whether the closing of this offering is a condition to the acquisition of Allure Global Solutions, Inc. If so, include disclosure that the acquisition may not occur if you are not approved for listing on The NASDAQ Capital Market, which is a condition of this offering.

Signatures, page II-7

2.   Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting

officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.

You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Paul Chestovich